Bob H. Cohen
Tel. 212.801.6907
Fax 212.801.6400
cohenr@gtlaw.com

December 29, 2008

Mr. Jeffrey P. Riedler
Assistant Director - Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	HemoBioTech, Inc.
Registration Statement on Form S-1
File No. 333-156155
Filed:  December 16, 2008

Dear Mr. Riedler:

On behalf of HemoBioTech, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated December 22, 2008, related to the above-referenced Registration Statement (the “Registration Statement”).  In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.  Page references in the Company’s responses are to Amendment No. 1.

General

1.
In several locations throughout the prospectus you disclose that the warrants to purchase your common stock have “an initial” exercise price of $1.68 per share.  Please revise your disclosure to clarify how the exercise price for the warrants adjusts from the initial $1.68 per share.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 50 and II-1 of the Registration Statement to remove references to an “initial” exercise price of the warrants because the warrants do not contain any provisions for the future adjustment of the exercise price, other than in connection with (i) the payment of a dividend in shares of Common Stock, (ii) the subdivision of the Company’s outstanding shares of Common Stock into a greater number of shares, (iii) the combination of the Company’s outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) the issuance of any shares of the Company’s capital stock in a reclassification of the Common Stock.  The warrants do not provide any special rights or protections with respect to their exercise price and effectively place the holders of the warrants on par with the holders of Common Stock.  As the registration statement qualifies the description of the warrants in their entirety to the form of warrant attached thereto we respectfully submit that no further disclosure regarding the exercise price of the warrants is needed.

Item 16. Exhibits and Financial Statements Schedules

2.	Please file as an exhibit to your registration statement the form of warrant to purchase the shares of common stock that you are registering.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page II-3 of the Registration Statement.  The Company will also file the form of warrant to purchase the shares of common stock that it is registering as an exhibit to Amendment No. 1.

Signatures

3.	Please revise your signature page to include conformed signatures for each of your officers and directors.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page S-1 of the Registration Statement.

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Please note that the Company has included certain changes to the Registration Statement, other than those in response to the Staff’s comments.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach as Exhibit A the requests of the Company that effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington D.C. time, on Tuesday, December 30, 2008, or as soon as practicable thereafter. We ask, however, that the Staff not accelerate such effectiveness until we speak with you on that date.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 801-6907.

Sincerely,

/s/ Robert H. Cohen

Robert H. Cohen

cc:           Mr. Mark Rosenblum
HemoBioTech, Inc